UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41834

Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

As previously disclosed on a report on Form 6-K, on January 3, 2024, Global Mofy Metaverse Limited, a Cayman Islands exempted company (the “Company”), issued 1,379,313 ordinary shares, par value $0.000002 per share (the “Ordinary Shares”) and warrants to purchase up to 2,068,970 Ordinary Shares (the “Initial Warrants”), at a price of $7.25 per Ordinary Share and accompany Initial Warrant, pursuant to certain securities purchase agreements with certain institutional investors (the “Investors”). The Initial Warrants are exercisable immediately after the date of issuance and will have a term of three years therefrom.

Also as previously disclosed on a report on Form 6-K, on March 1, 2024, the Company entered into warrant exchange agreements (collectively, the “Warrant Exchange Agreements”) with each of the Investors. Pursuant to the Warrant Exchange Agreements, the Investors conveyed, assigned, transferred, and surrendered the Initial Warrants in exchange for new warrants (the “New Warrants”). The Initial Warrants were automatically deemed cancelled by the Company upon the time of issuance of the New Warrants. The New Warrants have the same terms and conditions as the Initial Warrants except that the New Warrants allow each Investor to, after 6 months from the original issuance date of the Initial Warrants, alternatively exchange all or any portion of the New Warrants into such aggregate number of ordinary shares equal to the product of (x) 0.4 and (y) such aggregate number of ordinary shares underlying such portion of the New Warrants to be exercised (the “Alternative Cashless Exercise”). The exchange of the Initial Warrants for the New Warrants was made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

On July 5 and July 10, 2024, the Company issued a total of 827,589 Ordinary Shares upon delivery of notices from the investors exercising the New Warrants in full through Alternative Cashless Exercise. As a result, all of the New Warrants have been retired.

Attached as Exhibit 99.1 is the Company’s press release of July 9, 2024 entitled, “Global Mofy Establishes Vocational Education Institute to Meet Demand for Trained AI Talent.”

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Global Mofy Establishes Vocational Education Institute to Meet Demand for Trained AI Talent, dated July 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy Metaverse Limited

Date: July 11, 2024	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

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